Exhibit 1

3 April 2018

WPP plc

Independent Investigation

The Board of WPP has appointed independent counsel to conduct an investigation in response to an allegation of personal misconduct against Sir Martin Sorrell, Chief Executive Officer of WPP. The investigation is ongoing. The allegations do not involve amounts which are material to WPP.

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